

June 10, 2014

Via E-mail
Nelson E. Rowe
Chief Accounting Officer
KBR, Inc.
601 Jefferson Street; Suite 3400
Houston, TX 77002

> **Re:** **KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Response Dated May 30, 2014**
> **File No. 1-33146**

Dear Mr. Rowe:

We have reviewed your response dated May 30, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 110

1.   We note your May 30, 2014 response to comment 2 provides draft disclosure that indicates there were <u>no changes</u> in internal controls over financial reporting that would have materially affected or are reasonably likely to affect your internal controls over financial reporting. However, in your response dated May 15, 2014 to our letter dated May 5, 2014 you state that with the addition of the most recent phase of your ERP implementation that there were in fact changes in internal controls over financial reporting that have materially affected your internal controls over financial reporting. Please tell us your basis for changing your conclusion on whether the ERP implementation was considered a change in internal controls that have materially affected or are reasonably likely to affect your internal controls over financial reporting, specifically addressing how the "enhancements" made to your internal controls over

financial reporting as a result of the ERP implementation is not considered a change in internal control over financial reporting that has materially affected or are reasonably likely to affect your internal controls over financial reporting. As previously noted, the "however" language included in your May 30, 2014 draft disclosure appears to qualify the implementation of the new ERP system as a change in your internal control over financial reporting.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant